Feb. 3, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Room 3117(Mail Stop 3-9)
450 Fifth Street, N.W.
Washington D.C. 20549





EISAI CO., LTD. (File No. 82-4015)

Dear Sir/Madam:

Enclosed please find materials submitted pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

In order to confirm receipt of the enclosed materials, would you kindly stamp the attached copy of this letter and return it in the enclosed pre-addressed, postage-paid envelope.

Thank you for your attention to this matter.

Very truly yours,

Hirokazu Kanai
Director,
Finance & Accounting Department
Eisai Co., Ltd.

February 2, 2005
FOR IMMEDIATE RELEASE

Listed Stock Name: Eisai Co., Ltd.
Director and President & CEO: Mr. Haruo Naito
Headquarters: 4-6-10 Koishikawa Bunkyo-ku, Tokyo
Securities Code: 4523
Listed Locations: First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries: Mr. Hiroyuki Mitsui
Corporate Officer
Corporate Communications
Phone 81-3-3817-5085

Notice Concerning Revision of Year End Dividend Forecast For Fiscal Year Period (93rd Company Fiscal Period) Ending March 2005

The updated forecast as to year-end dividend per share for the fiscal period ending March 2005 will be proposed for revision from previously forecasted one in accordance with the decision made at a Board of Directors' Meeting on February 2, 2005.

This revision will take effect subject to the resolution at a Board of Directors' Meeting scheduled in May 2005 after completion of statutory audit on financial documents for this fiscal year period.

The details of the revision are noted below:

1. Rationale behind for the Dividend Forecast Revision

   Positioning the proactive and consistent increase in dividend payout as core policy for return to shareholders, Eisai Co., Ltd. intends to reflect the potential financial results for this fiscal year expected to exceed the previous forecast in the distribution of dividends. Thus the Company plans to repatriate a fiscal year-end dividend of ¥35 per share, an increase of ¥14 per share over the former projection, thereby making the forecast on annual total dividend ¥56 per share combining interim and year-end dividend.

2. Contents of the Revision Thereof

(Dividends are stated as Yen per share)

	Interim Dividends (Actual Payout)	Year-End Dividends	Annual Total Dividends
Previous Forecast (October 29, 2004)	¥21.00	¥21.00	¥42.00
Revised Forecast	¥21.00	¥35.00	¥56.00
Previous Fiscal Period Ended March 2004 (Actual Payout)	¥18.00	¥18.00	¥36.00

FOR IMMEDIATE RELEASE

February 2, 2005

Chugai Pharmaceutical Co., Ltd.

Eisai Co., Ltd.

Transfer of Marketing Rights of ACE Inhibitor *Inhibace®* from Eisai to Chugai

Chugai Pharmaceutical Co., Ltd. (Headquarters: Tokyo, President: Osamu Nagayama) and Eisai Co., Ltd. (Headquarters: Tokyo, President: Haruo Naito) have agreed to transfer marketing rights of *Inhibace®* (generic name: cilazapril) from Eisai to Chugai based on the termination of agreement on March 31, 2005. As a result, Chugai will become the sole marketer of *Inhibace®* in Japan from April 1, 2005.

Inhibace® is an antihypertensive agent synthesized by Roche, and categorized as an ACE (angiotensin converting enzyme) inhibitor. It has a high affinity to ACE and shows ACE inhibitory action for a long time. These characteristics allow the compound to be a persistent ACE inhibitor that can be administered orally once daily and control blood pressure well.

Nippon Roche K.K. (currently Chugai Pharmaceutical) and Eisai started to market *Inhibace®* under a single brand through two-channels in Japan from November 1990. The marketing was then integrated to Eisai from January 1995.

Contacts:

Chugai Pharmaceutical Co., Ltd.	Corporate Communications Department
	TEL : 03-3273-0881
Eisai Co., Ltd.	Corporate Communications Department
	TEL : 03-3817-5120

【Reference Data】

Summary of *Inhibace*®

Product Name	Inhibace Tablet 0.25、Inhibace Tablet 0.5、Inhibace Tablet 1	
Generic Name	Cilazapril	
Constitution	Inhibace Tablet 0.25	White film-coated tablet including cilazapril 0.261mg (0.25mg as anhydride) in one tablet
	Inhibace Tablet 0.5	White film-coated tablet including cilazapril 0.522mg (0.5mg as anhydride) in one tablet
	Inhibace Tablet 1	White film-coated tablet including cilazapril 1.043mg (1mg as anhydride) in one tablet
Indication and Usage	Hypertension	
Dosage and Administration	The usual initial dosage for adults is 0.5mg as cilazapril anhydride, given orally once daily. The dosage is then gradually increased with a maximum dose of 2mg once daily. Patients in critical condition or those accompanied by renal disorder are started at 0.25mg as cilazapril anhydride once daily. Dosage should be adjusted depending on each patient's age and symptoms.	
Drug Price	Inhibace Tablet 0.25	JPY 29.70
	Inhibace Tablet 0.5	JPY 49.60
	Inhibace Tablet 1	JPY 77.20
Launch Date	November 1990	
Manufacturer	Chugai Pharmaceutical Co., Ltd.	
Distribution	Eisai Co., Ltd.	



EISAI CO., LTD.
AND
CONSOLIDATED SUBSIDIARIES
QUARTERLY FINANCIAL REPORT RELEASE

FOR IMMEDIATE RELEASE
February 2, 2005

On February 2, 2005, Eisai Co., Ltd., announced its consolidated financial results for the third quarter of the fiscal year ending March 31, 2005.

- Eisai Co., Ltd., is listed on the First Section of both the Tokyo Stock Exchange and the Osaka Securities Exchange.
- Securities Code Number: 4523
- Representative of corporation: Haruo Naito, Director and President & CEO
- Inquiries should be directed to: Hiroyuki Mitsui, Vice President, Corporate Communications

4-6-10 Koishikawa, Bunkyo-ku
Tokyo 112-8088, Japan
Phone: +81-3-3817-5085
URL http://www.eisai.co.jp/index-e.html

Note: For additional specific information, please refer to the official Japanese-language version of this release. This non-official English translation is provided as a courtesy only.

1. CONSOLIDATED THIRD QUARTER FINANCIAL RESULTS (October 1, 2004 – December 31, 2004)

1. NOTES TO PREPARATION OF THIRD QUARTER FINANCIAL REPORT

(1) There have been no changes in accounting methods used by Eisai Co., Ltd. and its consolidated entities (hereinafter referred to as 'the Company') during the quarterly period.
(2) Changes in the number of consolidated subsidiaries and associated companies accounted for by the equity method.

- Number of newly consolidated subsidiaries: 4 (Eisai Food & Chemicals Co., Ltd., Hi-Eisai Pharmaceutical Inc., Eisai Europe Ltd. and Eisai Pharmaceuticals India Private Ltd.)
- Number of companies omitted from consolidation: 1 (Dymec Co., Ltd.)
- Number of companies omitted from application of equity method: 1 (Hi-Eisai Pharmaceutical Inc.)

2. CONSOLIDATED FINANCIAL RESULTS FOR THE THIRD QUARTER OF THE FISCAL YEAR ENDING MARCH 31, 2005

(1) RESULTS OF OPERATIONS

< Third Quarter>

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
October 1, 2004-December 31, 2004	¥143,442 mil.	10.4%	¥26,703 mil.	7.3%	¥26,595 mil.	6.2%
October 1, 2003-December 31, 2003	¥129,976 mil.	10.4%	¥24,882 mil.	15.2%	¥25,033 mil.	15.1%

Period	Net Income	Percent Change	Earnings per Share (EPS)	Fully Diluted EPS
October 1, 2004-December 31, 2004	¥16,498 mil.	6.5%	¥57.54	¥57.53
October 1, 2003-December 31, 2003	¥15,484 mil.	19.6%	¥53.07	¥53.07

Note: Percentage change is a comparison to the corresponding period ended December 31, 2003.

<Nine Months>

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2004-December 31, 2004	¥404,427 mil.	7.1%	¥68,285 mil.	3.7%	¥69,818 mil.	6.3%
April 1, 2003-December 31, 2003	¥377,745 mil.	7.3%	¥65,855 mil.	6.2%	¥65,693 mil.	6.3%
April 1, 2003-March 31, 2004	¥500,164 mil.		¥83,061 mil.		¥ 83,382 mil.	

Period	Net Income	Percent Change	Earnings per Share (EPS)	Fully Diluted EPS
April 1, 2004-December 31, 2004	¥44,062 mil.	9.2%	¥153.33	¥153.30
April 1, 2003-December 31, 2003	¥40,343 mil.	14.6%	¥138.26	¥138.26
April 1, 2003-March 31, 2004	¥50,148 mil.		¥172.11	¥172.11

All figures less than 1,000,000 yen have been omitted.

Note: Percentage change is a comparison to the corresponding period ended December 31, 2003.

(2) FINANCIAL POSITION

Period End	Total Assets	Shareholders' Equity	Shareholders' Equity to Total Assets	Shareholders' Equity per Share
December 31, 2004	¥ 661,329 mil.	¥445,505 mil.	67.4%	¥1,558.89
December 31, 2003	¥ 608,487 mil.	¥419,427 mil.	68.9%	¥1,437.48
March 31, 2004	¥615,776 mil.	¥419,461 mil.	68.1%	¥1,457.47

(3) CASH FLOW CONDITION

< Third Quarter>

Period	Operating Cash Flow	Investing Cash Flow	Financial Cash Flow	Cash & Cash Equivalents
October 1, 2004-December 31, 2004	¥12,240 mil.	(¥8,056 mil.)	(¥12,242 mil.)	¥152,620 mil.
October 1, 2003-December 31, 2003	¥3,754 mil.	(¥9,203 mil.)	(¥5,444mil.)	¥138,102 mil.

<Nine Months>

Period End	Operating Cash Flow	Investing Cash Flow	Financial Cash Flow	Cash & Cash Equivalents
December 31, 2004	¥53,022 mil.	(¥29,552 mil.)	(¥16,852 mil.)	¥152,620 mil.
December 31, 2003	¥49,597 mil.	(¥24,504 mil.)	(¥9,979mil.)	¥138,102 mil.
March 31, 2004	¥72,718 mil.	(¥27,256 mil.)	(¥21,357 mil.)	¥146,116 mil.

[REFERENCE DATA] NON-CONSOLIDATED FINANCIAL RESULTS FOR THE THIRD QUARTER OF THE FISCAL YEAR ENDING MARCH 31, 2005

(1) RESULTS OF OPERATIONS

< Third Quarter>

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
October 1, 2004-December 31, 2004	¥83,269 mil.	3.8%	¥20,922 mil.	8.5%	¥20,660 mil.	7.8%
October 1, 2003-December 31, 2003	¥80,187 mil.	3.3%	¥19,279 mil.	(6.3%)	¥19,160 mil.	(7.1%)

Period	Net Income	Percent Change	Earnings per Share (EPS)	Fully Diluted EPS
October 1, 2004-December 31, 2004	¥12,853 mil.	1.3%	¥44.83	¥44.82
October 1, 2003-December 31, 2003	¥12,684 mil.	2.5%	¥43.47	¥43.47

All figures less than 1,000,000 yen have been omitted.

<Nine Months>

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2004- December 31, 2004	¥234,566 mil.	0.2%	¥53,793 mil.	(3.4%)	¥54,838 mil.	(0.6%)
April 1, 2003- December 31, 2003	¥234,004 mil.	2.7%	¥55,697 mil.	(4.0%)	¥55,183 mil.	(3.6%)
April 1, 2003- March 31, 2004	¥303,626 mil.		¥67,057 mil.		¥ 66,559 mil.	

Period	Net Income	Percent Change	Earnings per Share (EPS)	Fully Diluted EPS
April 1, 2004- December 31, 2004	¥34,962 mil.	(1.7%)	¥121.66	¥121.63
April 1, 2003- December 31, 2003	¥35,557 mil.	10.7%	¥121.86	¥121.86
April 1, 2003- March 31, 2004	¥41,883 mil.		¥143.73	¥143.72

Note: Percentage change is a comparison to the corresponding period ended December 31, 2003.

(2) FINANCIAL POSITION

Period End	Total Assets	Shareholders' Equity	Shareholders' Equity to Total Assets	Shareholders' Equity per Share
December 31, 2004	¥ 525,658 mil.	¥421,741 mil.	80.2%	¥1,475.73
December 31, 2003	¥ 504,233 mil.	¥407,736 mil.	80.9%	¥1,397.41
March 31, 2004	¥515,630 mil.	¥405,085 mil.	78.6%	¥1,407.52

All figures less than 1,000,000 yen have been omitted.

[Third Quarter Financial Highlights] (October 1, 2004 – December 31, 2004)

- Consolidated net sales during the quarter amounted to ¥143,442 million which was a 10.4% increase compared to the corresponding period last year.
- With regard to consolidated net sales of major products, sales of *Aricept*, an Alzheimer's disease treatment, soared to ¥45,683 million, a 30.5% rise year-on-year. Out of this gain, sales of ¥9,897 million were attributed to Japan, up 24.7% and those of ¥27,336 million were recorded in North America, up 33.5%. Sales of *Pariet* (U.S. brand name: *Aciphex*), a proton pump inhibitor, totaled ¥36,004 million with an increase of 2.9%. While sales in Japan rose 15.3% to ¥6,561 million, those in North America inched up 2.3% to ¥27,311 million.
- With respect to net sales to external customers by each geographic area, Japanese sales secured a 2.8% gain and the North American market expanded 21.9% while the European territories gained ground by 7.4% and 'Asian and other markets' augmented 16.5% on a year-on-year basis respectively.
- In connection with expenses, research and development (R&D) expenses came to ¥19,548 million, up 14.6% from a year earlier period while selling, general and administrative expenses amounted to ¥71,935 million, up 15.8%. On the other hand, cost of goods sold declined 2.5% to ¥25,254 million with the sales cost ratio being 17.6%, ameliorated by 2.3 percentage points from the previous-year period.
- When it comes to earnings results, operating income for the quarter advanced 7.3% year-on-year to ¥26,703 million; ordinary income rose 6.2% to ¥26,595 million; and net income ascended 6.5% to ¥16,498 million. Earnings per share (EPS) came to ¥57.54, a ¥4.47 rise from the corresponding period last year.
- Net cash provided by operating activities in the quarter was ¥12,240 million, up ¥8,486 million on a year-on-year basis. Cash outflows arising out of investing activities totaled ¥8,056 million, down ¥1,146 million from a year earlier period, principally attributed to the capital expenditure for the property, plant and equipment procurement. Net cash utilized in financing activities including but not limited to share buyback amounted to ¥12,242 million, up ¥6,797 million.

[Financial Highlights in the Nine Months] (April 1, 2004 – December 31, 2004)

- Consolidated financial results for the nine months under review turned out as follows:

Net sales:	¥404,427 million (7.1% increase year-on-year)
Operating income:	¥68,285 million (3.7% increase year-on-year)
Ordinary income:	¥69,818 million (6.3% increase year-on-year)

Net income: ¥44,062 million (9.2% increase year-on-year)

- As for net sales, sales of *Aricept* increased 17.8% year-on-year to ¥122,024 million and those of *Aciphex/Pariet* edged up 1.9% to ¥100,828 million, thereby leading to overseas expansion and steady growth in Japan geographically.
- With respect to expenses, R&D investments amounted to ¥57,006 million, a 12.7% rise year-on-year while selling, general and administrative expenses totaled ¥203,481 million, up 8.4 %. Costs of goods sold came to ¥75,653 million, a 2.9% rise from the previous-year period, resulting in the sales cost ratio of 18.7%, which is an improvement of 0.8 percentage points. Consequently, the Company marked an overall gain in operating income and ordinary income.
- Despite the fact that the extraordinary gain and loss position worsened to the loss of ¥561 million (deterioration of ¥3,463 million on a year-on-year basis), net income during the period under review increased due to several factors including without limitation the reduction in tax costs.

[Segment Information]

(Net sales for each segment are those to external customers.)

1. Performance by business segment

Pharmaceuticals segment:

- Sales of *Aricept* gained ground steadily in every region ranging from Japan, the U.S., Europe to Asia and those of *Aciphex/Pariet* secured overall solid growth. Meanwhile in the U.S., the launch of *Zonegran*, an anti-epilepsy drug, contributed to the sales growth.
- As a result, pharmaceutical sales came to ¥387,660 million, up 7.6% year-on-year while operating income amounted to ¥69,734 million, an increase of 4.0% year-on-year.

Other segments:

- Despite the fact that sales in other segments such as food and chemical, and machinery divisions descended 4.5% year-on-year to ¥16,767 million, the operating income resulted in an increase of 22.2% to ¥1,291 million.

2. Performance by geographic area

Japan:

- Sales in Japan amounted to ¥205,880 million, up 3.1%, while operating income came to ¥58,948 million, down 1.0%.

- Sales of *Aricept* augmented 26.1% year-on-year to ¥27,244 million and *Pariet* sales surged 29.4% to ¥14,934 million, resulting in sound growth in net sales.
- Proactive investments in clinical studies among others deteriorated the operating income level on a year-on-year basis.

North America:

- Sales in North America advanced 11.2% to ¥160,570 million and operating income expanded 22.2% to ¥9,837 million.
- Sales of *Aricept* rose 14.0% to ¥71,529 million while sales of *Aciphex* registered a decline of 1.9% to ¥79,162 million. (Notwithstanding the foregoing, sales of *Aciphex* increased 4.0% on a dollar-denominated basis.) Meanwhile, *Zonegran* achieved 8-month sales of ¥8,199 million since the launch at the end of April 2004.

Europe:

- Sales in Europe climbed 10.6% to ¥29,367 million and operating income came to ¥2,462 million, down 6.0%.
- Sales of *Aricept* increased 21.7% to ¥21,164 million while sales of *Pariet* lost ground 5.5% to ¥5,189 million due to the negative impact of fierce competition in the U.K. PPI market.

Asia and other regions:

- Sales in Asia and other regions amounted to ¥8,608 million, up 19.5%, and operating income increased to ¥1,836 million, up 25.8%.
- Sales of *Aricept* grew 14.2% to ¥2,086 million, and sales of *Pariet* surged 27.5% to ¥1,542 million respectively.

Overseas total:

- Total overseas sales, excluding Japan, advanced 11.5% to ¥198,546 million, accounting for 49.1% of the Company's consolidated net sales, which is an increase by 1.9 percentage points from the previous-year period.

[Cash flow]

- Net cash generated by operating activities during the nine months under review ascended to ¥53,022 million, up ¥3,424 million from the corresponding period of the preceding year. Income before income taxes amounted to ¥69,257 million and depreciation and amortization expenses came to ¥15,864 million while income taxes paid totaled ¥36,024 million.
- Cash outflows arising from investing activities totaled ¥29,552 million, up ¥5,048

million year-on-year, out of which ¥17,543 million was used for the procurement of property, plant and equipment and ¥12,516 million for the purpose of purchasing intangible fixed assets including but not limited to the strategic product acquisition.

- Net cash used in financing activities amounted to ¥16,852 million, a year-on-year increase of ¥6,872 million, out of which ¥11,223 million being attributed to dividend payout and ¥6,087 million to share buyback.
- As a result of such operating, investing and financing activities, cash and cash equivalent at the end of the quarter period under review stood at ¥152,620 million, up ¥6,504 million from the end of the previous fiscal year.

[Projects under development]

- The Company concentrates its managerial resources on three research areas; neurology, gastrointestinal and oncology, thereby implementing proactive research and development activities.
- Research and development endeavors have been focusing on the four key projects:
  E5564 (generic name: eritoran), an endotoxin antagonist for sepsis and prevention of post coronary artery bypass graft surgery complication,
  E7070 (generic name: indislam) and E7389 for cancer, and
  E2007 for Parkinson's disease, epilepsy and multiple sclerosis based on selective AMPA receptor antagonism.
  These four projects have been progressed smoothly as represented by E7389 proceeding to phase II in October and thery are expected to complete the Proof-of-Concept within this fiscal year.
- An application for a new indication for the antiarrhythmic agent, *Tambocor*, was filed in Japan in December for the treatment of paroxysmal atrial fibrillation and flutter.
- As for life-cycle management for *Aricept* and *Aciphex/Pariet*, the Company has been working on the new indication and new formulation projects in order to maximize the product potential. *Aricept* has obtained approval of oral disintegration tablet and liquid formulation in October in the U.S. In Japan, an application is slated for filing as to a new indication of *Pariet* for *H.pylori* eradication treatment.
- In December, *Zonegran* (generic name: zonisamide), an anti-epileptic drug, obtained a positive opinion from the Committee for Medicinal Products for Human Use (CHMP), the scientific body of the European Medicines Evaluation Agency (EMEA) and is currently on track toward the official approval in EU.
- The Company has in-licensed an anti-hepatitis-B agent (generic name: clevudine) from Bukwang Pharm (South Korea) in October. Its Phase III study is under

preparation in China.

- Licensing agreement of the Company's original triazole-type anti-fungal agent (generic name: ravuconazole) with Bristol-Myers Squibb of the U.S. was terminated in October and, therefore, the Company will proceed with an independent development program mainly in the U.S.

[Outlook for the fiscal year 2004] (April 1, 2004 – March 31, 2005)

[Outlook of consolidated financial performance]

- Factoring in the progress of financial performance achieved up until this quarter, the financial forecast on a consolidated basis for the full fiscal year ending March 2005 was revised upward from what was previously announced in October 2004 as follows:

	Revised forecast		Previous forecast		Increase	Changes
	(A)	YOY(%)	(B)	YOY(%)	(A-B)	(%)
Net sales	¥530,000 mil.	+6.0	¥520,000 mil.	+4.0	10,000 mil.	+1.9
Operating income	¥87,000 mil.	+4.7	¥86,000 mil.	+3.5	1,000 mil.	+1.2
Ordinary income	¥88,000 mil.	+5.5	¥86,000 mil.	+3.1	2,000 mil.	+2.3
Net income	¥54,000 mil.	+7.7	¥52,000 mil.	+3.7	2,000 mil.	+3.8

*Earnings per share: ¥188.15

Note: EPS estimate for the fiscal year 2004 was adjusted, reflecting the reduction in the number of outstanding shares by incorporating the effect of the share buyback implemented in this quarter.

Net sales:

- Net sales is projected to be ¥530,000 million, which is an increase of ¥10,000 milion compared with the former forecast announced in October 2004.
- While sales forecast of *Aciphex/Pariet* remains intact at ¥132,000 million as formerly projected, *Aricept* sales is expected to reach ¥164,000 million, a ¥10,000 million rise from the previous forecast due to the outpacing growth in the U.S. and Europe.

Profits and Earnings:

- Factoring in the proactive R&D investments in prospect among other factors, operating income projection is restated to be ¥87,000 million, a modest upward revision by ¥1,000 million vis-a-vis the prior forecast.
- Reflecting the reduction in foreign exchange loss and extraordinary loss, forecast of ordinary income and net income was updated to be ¥88,000 million and ¥54,000 million, an increase of ¥2,000 million from the previous projection, respectively.

- The Company strives to further ameliorate cost-to-sales ratio and efficiently leverage managerial resources while continuing the proactive investments including but not limited to R&D.

[Outlook of fiscal year-end dividends]

- Regarding dividend payout, we plan to repatriate an annual total dividend of ¥56 per share, an increase of ¥20 per share over the previous year with the prospective fiscal year-end dividend being ¥35 per share (formely projected at ¥21), which is an advance of ¥17 per share compared with the previous year-end dividend of ¥18.

[Outlook of non-consolidated financial performance]

- The financial forecast on a non-consolidated basis for the full fiscal year ending March 2005 was also revised upward from what was previously announced in October 2004 as follows:

	Revised forecast		Previous forecast		Increase	Changes
	(A)	YOY(%)	(B)	YOY(%)	(A-B)	(%)
Net sales	¥300,000 mil.	-1.2	¥297,000 mil.	-2.2	3,000 mil.	+1.0
Operating income	¥64,000 mil.	-4.6	¥63,000 mil.	-6.1	1,000 mil.	+1.6
Ordinary income	¥65,000 mil.	-2.3	¥63,000 mil.	-5.3	2,000 mil.	+3.2
Net income	¥40,500 mil.	-3.3	¥38,500 mil.	-8.1	2,000 mil.	+5.2

*Earnings per share: ¥141.11

Note: EPS estimate for the fiscal year 2004 was adjusted, reflecting the reduction in the number of outstanding shares by incorporating the effect of the share buyback implemented in this quarter.

[Forward-looking Statements and Risk Factors]

- Materials and information provided in this financial disclosure may contain "forward-looking statements" based on current expectations, forecasts, estimates, business goals and assumptions that are subject to risks and uncertainties, which could cause actual outcomes and results to differ materially from these statements. Risks and uncertainties include general industry and market conditions, and general domestic and international economic conditions such as interest rate and currency exchange fluctuations.
- Certain risk factors particularly apply with respect to the Company-related forward-looking statements. Risk factors associated with our business include, but are not limited to, risks related to strategic alliances with partners, challenges arising out

of global expansion, uncertainties in new pharmaceutical product development, healthcare cost-containment measures, intensified competition with generic drugs, possible incidence of adverse events, compliance with laws and regulations, litigations, closure or shutdown of factories, safety issues of raw materials used, environmental issues, conditions of financial markets and foreign exchange fluctuations, and IT security-related risks.

1-1) CONSOLIDATED BALANCE SHEET (ASSETS)

Account Title	March 31, 2004 (Millions of Yen)		(%)	December 31, 2004 (Millions of Yen)		(%)	Increase (Decrease) (Millions of Yen)
ASSETS							
Current assets:							
Cash and time deposits		¥56,703			¥58,889		
Accounts and notes receivable-trade		132,103			144,831		
Short-term investments		98,189			101,511		
Inventories		35,108			38,291		
Deferred tax assets		21,596			25,020		
Other current assets		10,738			11,070		
Allowance for doubtful receivables		(249)			(314)		
Total current assets		354,191	57.5		379,300	57.4	25,109
Fixed assets:							
Property, plant and equipment							
Buildings and structures	59,968			58,787			
Machinery and vehicles	21,823			20,117			
Land	17,247			16,993			
Construction in progress	8,579			13,956			
Others	9,071	116,690	19.0	8,783	118,637	17.9	1,947
Intangible assets		15,055	2.4		31,584	4.8	16,528
Investments and other assets							
Investment securities	82,427			81,467			
Long-term loans receivable	55			143			
Deferred tax assets	17,940			21,143			
Other assets	30,490			30,099			
Allowance for doubtful receivables	(1,074)	129,839	21.1	(1,045)	131,807	19.9	1,968
Total fixed assets		261,585	42.5		282,029	42.6	20,444
Total		¥615,776	100.0		¥661,329	100.0	¥45,553

1-2) CONSOLIDATED BALANCE SHEET
(LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY)

	March 31, 2004		December 31, 2004		Increase (Decrease)
Account Title	(Millions of Yen)	(%)	(Millions of Yen)	(%)	(Millions of Yen)
LIABILITIES					
Current liabilities:					
Accounts and notes payable-trade	¥15,864		¥17,633		
Short-term borrowings	191		768		
Accounts payable-other	45,355		45,847		
Accrued expenses	28,635		25,369		
Accrued income taxes	16,757		12,049		
Reserve for sales rebates	23,319		31,723		
Other reserves	896		887		
Other current liabilities	3,956		7,466		
Total current liabilities	134,975	21.9	141,746	21.4	6,770
Long-term liabilities:					
Deffered tax liabilities	321		618		
Liability for retirement benefits	49,877		52,918		
Retirement allowances for directors	1,846		2,202		
Other long-term liabilities	695		9,421		
Total long-term liabilities	52,741	8.6	65,160	9.9	12,419
Total liabilities	187,717	30.5	206,907	31.3	19,190
Minority Interests	8,598	1.4	8,916	1.3	318
Shareholders' equity:					
Common stock	44,985	7.3	44,985	6.8	–
Capital surplus	55,222	8.9	55,222	8.4	–
Retained earnings	342,830	55.7	375,635	56.8	32,804
Net unrealized gain (loss) on available-for-sale securities	8,682	1.4	7,811	1.2	(871)
Foreign currency translation adjustments	(6,273)	(1.0)	(6,002)	(0.9)	271
Treasury stock	(25,987)	(4.2)	(32,146)	(4.9)	(6,159)
Total shareholders' equity	419,461	68.1	445,505	67.4	26,044
Total	¥615,776	100.0	¥661,329	100.0	¥45,553

2. CONSOLIDATED STATEMENTS OF INCOME
Third Quarter of FY2003 and 2004 (three months ended Dec. 31)

Account Title	October 1, 2003 - December 31, 2003 (Millions of Yen)		(%)	October 1, 2004 - December 31, 2004 (Millions of Yen)		(%)	Increase (Decrease) (Millions of Yen)
Net sales		¥129,976	100.0		¥143,442	100.0	¥13,465
Cost of sales		25,926	19.9		25,243	17.6	(682)
Gross profit on sales		104,050	80.1		118,198	82.4	14,147
Provision/Reversal of reserve for sales returns		(10)	(0.0)		11	0.0	21
Gross profit		104,061	80.1		118,187	82.4	14,125
Selling, general and administrative expenses							
Research and development expenses		17,059	13.2		19,548	13.6	2,488
Selling, general and administrative expenses		62,119	47.8		71,935	50.2	9,816
Operating income		24,882	19.1		26,703	18.6	1,820
Non-operating income		531	0.5		138	0.1	(393)
Non-operating expenses		380	0.3		245	0.2	(134)
Ordinary income		25,033	19.3		26,595	18.5	1,562
Extra-ordinary income		13	0.0		72	0.1	59
Extra-ordinary loss		378	0.3		793	0.6	415
Income before income taxes and minority interests		24,667	19.0		25,874	18.0	1,207
Income taxes-current	7,511			9,449			
Income taxes-deferred	1,622	9,133	7.0	(191)	9,258	6.4	125
Minority interests		49	0.1		118	0.1	68
Net income		¥15,484	11.9		¥16,498	11.5	¥1,013

2. CONSOLIDATED STATEMENTS OF INCOME
Nine Months Ended Dec. 31, 2003 and 2004

	April 1, 2003 - December 31, 2003			April 1, 2004 - December 31, 2004			Increase (Decrease)
Account Title	(Millions of Yen)		(%)	(Millions of Yen)		(%)	(Millions of Yen)
Net sales		¥377,745	100.0		¥404,427	100.0	¥26,682
Cost of sales		73,408	19.4		75,728	18.7	2,320
Gross profit on sales		304,336	80.6		328,698	81.3	24,362
Provision/Reversal of reserve for sales returns		100	0.1		(75)	(0.0)	(176)
Gross profit		304,235	80.5		328,773	81.3	24,538
Selling, general and administrative expenses							
Research and development expenses		50,601	13.4		57,006	14.1	6,405
Selling, general and administrative expenses		187,778	49.7		203,481	50.3	15,703
Operating income		65,855	17.4		68,285	16.9	2,429
Non-operating income		1,641	0.5		2,069	0.5	428
Non-operating expenses		1,803	0.5		536	0.1	(1,267)
Ordinary income		65,693	17.4		69,818	17.3	4,124
Extra-ordinary income		4,250	1.1		1,464	0.3	(2,785)
Extra-ordinary loss		1,347	0.3		2,025	0.5	678
Income before income taxes and minority interests		68,595	18.2		69,257	17.1	661
Income taxes-current	28,939			30,673			
Income taxes-deferred	(839)	28,100	7.4	(5,790)	24,883	6.1	(3,217)
Minority interests		151	0.1		311	0.1	159
Net income		¥40,343	10.7		¥44,062	10.9	¥3,718

EISAI CO., LTD.

3. CONSOLIDATED STATEMENTS OF CAPITAL SURPLUS/RETAINED EARNINGS

	April 1, 2003 - March 31, 2004		April 1, 2004 - December 31, 2004	
Account Title	(Millions of Yen)		(Millions of Yen)	
Capital surplus				
Capital surplus reserve, beginning balance		¥55,222		¥55,222
Capital surplus ending balance		55,222		55,222
Retained earnings, beginning balance				
Consolidated earned surplus, beginning balance		302,669		342,830
Increase in retained earnings				
- Net income		50,148		44,062
Decrease in retained earnings				
- Dividends	9,920		11,223	
- Bonuses to Directors	66		34	
- Loss on treasury stock	-	9,987	0	11,257
Retained earnings, endning balance		¥342,830		¥375,635

4. CONSOLIDATED STATEMENTS OF CASH FLOWS
Third Quarter of FY2003 and 2004 (three months ended Dec. 31)

	October 1, 2003 - December 31, 2003	October 1, 2004 - December 31, 2004	Increase (Decrease)
Account Title	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
I. Operating activities:			
Income before income taxes and minority interests	¥24,667	¥25,874	
Depreciation and amortization	4,706	5,399	
Increase (Decrease) in allowance for doubtful receivables	(1)	46	
Interest and dividend income	(414)	(594)	
Interest expense	5	6	
Equity in (earnings) loss of associated companies	5	(3)	
Net (gain) loss on sales and disposal of fixed assets	361	47	
Provision for liability for retirement benefits	2,824	1,746	
(Gain) Loss on sales of short-term investments and investment securities	(9)	(2)	
(Gain) Loss on impairment of securities	_	(2)	
(Increase) Decrease in trade receivables	(3,211)	(7,056)	
(Increase) Decrease in inventories	(816)	(1,679)	
Increase (Decrease) in accounts payable	1,627	1,577	
Increase (Decrease) in other current liabilities	(3,642)	602	
Increase (Decrease) in reserve for sales rebates	(3,029)	3,118	
Other	(135)	(369)	
Sub-total	22,938	28,712	5,774
Interest and dividends received	346	566	
Interest paid	(35)	(6)	
Income taxes paid	(19,495)	(17,031)	
Net cash provided by operating activities	3,754	12,240	8,486
II. Investing activities:			
Purchases of short-term investments	(4,095)	(37)	
Proceeds from sales and redemptions of short-term investments	5,637	826	
Purchases of property, plant and equipment	(7,020)	(5,317)	
Proceeds from sales of property, plant and equipment	175	154	
Purchases of intangible assets	(700)	(274)	
Purchases of investment securities	(4,007)	(2,587)	
Proceeds from sales and redemptions of investment securities	2,539	1,304	
(Increase) Decrease in time deposits (exceeding 3 months)	(372)	(616)	
Other	(1,359)	(1,509)	
Net cash used in investing activities	(9,203)	(8,056)	1,146
III. Financing activities:			
Net increase (decrease) in short-term bank borrowings	(178)	(72)	
Purchase of tresuary stock	_	(6,087)	
Dividends paid	(5,252)	(6,043)	
Other	(13)	(39)	
Net cash used in financing activities	(5,444)	(12,242)	(6,797)
IV. Effect of exchange rate changes on cash and cash equivalents	(954)	(2,986)	(2,031)
V. Net increase (decrease) in cash and cash equivalents	(11,848)	(11,044)	803
VI. Cash and cash equivalents at beginning of period	149,950	163,665	13,714
VII. Cash and cash equivalents at end of period	¥138,102	¥152,620	¥14,518

EISAI CO., LTD.
4. CONSOLIDATED STATEMENTS OF CASH FLOWS
Nine Months Ended Dec. 31, 2003 and 2004

	April 1, 2003 - December 31, 2003	April 1, 2004 - December 31, 2004	Increase (Decrease)
Account Title	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
I. Operating activities:			
Income before income taxes and minority interests	¥68,595	¥69,257	
Depreciation and amortization	13,505	15,864	
Increase (Decrease) in allowance for doubtful receivables	102	32	
Interest and dividend income	(1,264)	(1,549)	
Interest expense	19	21	
Equity in (earnings) loss of associated companies	8	(18)	
Net (gain) loss on sales and disposal of fixed assets	366	50	
Provision for liability for retirement benefits	9,825	5,023	
Gain on exemption from obligation of substitutional portion of employees' Welfare Pension Fund	(3,732)	–	
(Gain) Loss on sales of short-term investments and investment securities	(4)	(1,145)	
(Gain) Loss on impairment of securities	112	61	
(Increase) Decrease in trade receivables	5,284	(12,197)	
(Increase) Decrease in inventories	(1,064)	(3,250)	
Increase (Decrease) in accounts payable	2,279	1,261	
Increase (Decrease) in other current liabilities	2,914	5,051	
Increase (Decrease) in reserve for sales rebates	(1,135)	9,083	
Other	(3,745)	15	
Sub-total	92,066	87,558	(4,508)
Interest and dividends received	1,290	1,509	
Interest paid	(69)	(20)	
Income taxes paid	(43,689)	(36,024)	
Net cash provided by operating activities	49,597	53,022	3,424
II. Investing activities:			
Purchases of short-term investments	(7,728)	(80)	
Proceeds from sales and redemptions of short-term investments	14,689	3,506	
Purchases of property, plant and equipment	(16,077)	(17,543)	
Proceeds from sales of property, plant and equipment	706	460	
Purchases of intangible assets	(1,968)	(12,516)	
Purchases of investment securities	(18,072)	(10,026)	
Proceeds from sales and redemptions of investment securities	5,382	8,448	
(Increase) Decrease in time deposits (exceeding 3 months)	(511)	(403)	
Other	(925)	(1,398)	
Net cash used in investing activities	(24,504)	(29,552)	(5,048)
III. Financing activities:			
Net increase (decrease) in short-term bank borrowings	–	560	
Purchase of treasury stock	–	(6,087)	
Dividends paid	(9,920)	(11,223)	
Other	(58)	(102)	
Net cash used in financing activities	(9,979)	(16,852)	(6,872)
IV. Effect of exchange rate changes on cash and cash equivalents	(4,283)	(142)	4,141
V. Net increase (decrease) in cash and cash equivalents	10,830	6,475	(4,355)
VI. Cash and cash equivalents at beginning of period	127,271	146,116	18,845
VII. Cash and cash equivalents at beginning of period of newly consolidated subsidiaries	–	28	28
VIII. Cash and cash equivalents at end of period	¥138,102	¥152,620	¥14,518

5. SEGMENT INFORMATION

1. Business Segment Information

(1) For the third quarter, ended December 31, 2003 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Sales					
(1) Sales to customers	¥123,967	¥6,009	¥129,976	–	¥129,976
(2) Intersegment sales	84	3,674	3,759	(¥3,759)	–
Total sales	124,052	9,683	133,736	(3,759)	129,976
Operating expenses	98,467	9,579	108,046	(2,952)	105,094
Operating income	¥25,584	¥104	¥25,689	(¥807)	¥24,882

(2) For the third quarter, ended December 31, 2004 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Sales					
(1) Sales to customers	¥138,301	¥5,140	¥143,442	–	¥143,442
(2) Intersegment sales	68	3,999	4,068	(¥4,068)	–
Total sales	138,370	9,140	147,510	(4,068)	143,442
Operating expenses	111,033	8,664	119,697	(2,958)	116,739
Operating income	¥27,337	¥475	¥27,813	(¥1,109)	¥26,703

Notes:

1. The Company classifies consolidated operations into two segments: 'Pharmaceuticals' including prescription pharmaceuticals and 'Others' which encompasses all operations other than pharmaceuticals.

2. Major products in each segment are as follows:

Business segment	Major products
Pharmaceuticals	Prescription pharmaceuticals; Consumer health care products; Diagnostic pharmaceuticals; etc.
Others	Food additives; Chemicals; Machinery; Others

(3) For the nine months, ended December 31, 2003 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Sales					
(1) Sales to customers	¥360,193	¥17,552	¥377,745	–	¥377,745
(2) Intersegment sales	203	11,687	11,890	(¥11,890)	–
Total sales	360,396	29,239	389,635	(11,890)	377,745
Operating expenses	293,315	28,182	321,497	(9,608)	311,889
Operating income	¥67,081	¥1,056	¥68,138	(¥2,282)	¥65,855

(4) For the nine months, ended December 31, 2004 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Sales					
(1) Sales to customers	¥387,660	¥16,767	¥404,427	–	¥404,427
(2) Intersegment sales	160	12,057	12,217	(¥12,217)	–
Total sales	387,820	28,824	416,644	(12,217)	404,427
Operating expenses	318,085	27,532	345,618	(9,476)	336,141
Operating income	¥69,734	¥1,291	¥71,026	(¥2,741)	¥68,285

Notes:

1. The Company classifies consolidated operations into two segments: 'Pharmaceuticals' including prescription pharmaceuticals and 'Others' which encompasses all operations other than pharmaceuticals.

2. Major products in each segment are as follows:

Business segment	Major products
Pharmaceuticals	Prescription pharmaceuticals; Consumer health care products; Diagnostic pharmaceuticals; etc.
Others	Food additives; Chemicals; Machinery; Others

2. Geographical Segment Information

(1) For the third quarter, ended December 31, 2003 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consoli-dated
I. Sales							
(1) Sales to customers	¥70,600	¥47,476	¥9,449	¥2,450	¥129,976	–	¥129,976
(2) Intersegment sales	14,521	4,048	1,109	15	19,693	(19,693)	–
Total sales	85,121	51,525	10,558	2,465	149,670	(19,693)	129,976
Operating expenses	64,510	48,963	9,088	1,908	124,470	(19,376)	105,094
Operating income	¥20,611	¥2,561	¥1,469	¥557	¥25,199	(¥317)	¥24,882

(2) For the third quarter, ended December 31, 2004 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consoli-dated
I. Sales							
(1) Sales to customers	¥72,546	¥57,895	¥10,146	¥2,854	¥143,442	–	¥143,442
(2) Intersegment sales	17,060	5,152	1,934	4	24,151	(24,151)	–
Total sales	89,606	63,047	12,080	2,858	167,593	(24,151)	143,442
Operating expenses	66,575	58,831	11,577	2,292	139,277	(22,538)	116,739
Operating income	¥23,031	¥4,216	¥502	¥566	¥28,316	(¥1,613)	¥26,703

Notes:

1. Segmentation by country or region is based on geographical proximity.

2. Major areas and countries included in each category:
   - -North America: The United States and Canada
   - -Europe: The United Kingdom, France, Germany, etc.
   - -Asia and Others: East and South-East Asia, Central and South America, etc.

3. Intersegment sales in Japan principally represent product sales from Eisai Co., Ltd. (hereinafter referred to as 'the Parent Company') to the overseas subsidiaries. Intersegment sales in North America, Europe, and Asia and Others are principally sales from the overseas subsidiaries, which manage research and development for the Parent Company.

(3) For the nine months, ended December 31, 2003 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consolidated
I. Sales							
(1) Sales to customers	¥199,660	¥144,340	¥26,542	¥7,201	¥377,745	–	¥377,745
(2) Intersegment sales	49,725	12,419	2,614	55	64,814	(64,814)	–
Total sales	249,386	156,759	29,156	7,256	442,559	(64,814)	377,745
Operating expenses	189,865	148,709	26,538	5,797	370,910	(59,021)	311,889
Operating income	¥59,520	¥8,050	¥2,617	¥1,459	¥71,648	(¥5,792)	¥65,855

(4) For the nine months, ended December 31, 2004 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consolidated
I. Sales							
(1) Sales to customers	¥205,880	¥160,570	¥29,367	¥8,608	¥404,427	–	¥404,427
(2) Intersegment sales	48,252	15,229	5,709	17	69,208	(69,208)	–
Total sales	254,132	175,799	35,077	8,625	473,635	(69,208)	404,427
Operating expenses	195,184	165,961	32,615	6,789	400,550	(64,408)	336,141
Operating income	¥58,948	¥9,837	¥2,462	¥1,836	¥73,084	(¥4,799)	¥68,285

Notes:

1. Segmentation by country or region is based on geographical proximity.

2. Major areas and countries included in each category:
   - -North America: The United States and Canada
   - -Europe: The United Kingdom, France, Germany, etc.
   - -Asia and Others: East and South-East Asia, Central and South America, etc.

3. Intersegment sales in Japan principally represent product sales from the Parent company to the overseas subsidiaries. Intersegment sales in North America, Europe, and Asia and Others are principally sales from the overseas subsidiaries, which manage research and development for the Parent Company.

3. **Overseas Sales**

(1) For the third quarter, ended December 31, 2003 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥49,059	¥11,962	¥2,908	¥63,931
2. Consolidated sales				¥129,976
3. Share of overseas sales	37.8%	9.2%	2.2%	49.2%

(2) For the third quarter, ended December 31, 2004 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥59,517	¥13,078	¥3,514	¥76,111
2. Consolidated sales				¥143,442
3. Share of overseas sales	41.5%	9.1%	2.5%	53.1%

Notes:

1. Segmentation of the areas is based on geographical proximity.

2. Major areas and countries included in this category:
   - -North America: The United States and Canada.
   - -Europe: The United Kingdom, France, Germany, etc.
   - -Asia and Other: East and South-East Asia, Central and South America, etc.

3. Overseas sales represent the sales reported in countries and areas outside Japan by the Parent Company and the consolidated subsidiaries.

(1) For the nine months, ended December 31, 2003 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥149,750	¥35,108	¥8,847	¥193,705
2. Consolidated sales				¥377,745
3. Share of overseas sales	39.7%	9.3%	2.3%	51.3%

(2) For the nine months, ended December 31, 2004 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥166,585	¥38,359	¥10,361	¥215,306
2. Consolidated sales				¥404,427
3. Share of overseas sales	41.2%	9.5%	2.5%	53.2%

Notes:

1. Segmentation of the areas is based on geographical proximity.

2. Major areas and countries included in this category:
   - -North America: The United States and Canada.
   - -Europe: The United Kingdom, France, Germany, etc.
   - -Asia and Other: East and South-East Asia, Central and South America, etc.

3. Overseas sales represent the sales reported in countries and areas outside Japan by the Parent Company and the consolidated subsidiaries.

Securities Code: 4523

2004.12

Reference Data

Third Quarter Ended December 31, 2004

February 2, 2005


Eisai

Eisai Co., Ltd.

For Inquiry:
Corporate Communications Department
TEL 81-3-3817-5120 FAX 81-3-3811-3077

http://www.eisai.co.jp/eir/

Contents

*All figures have been rounded to their nearest specified unit.
*Overseas sales are calculated based upon the fiscal year average rate in the table below.

Currency Exchange Rates

	US	EU	UK
	(¥/US$)	(¥/EURO)	(¥/£)
(Apr. 03-Dec. 03) Average Rates Nine Months	115.00	132.12	188.93
(Dec. 31, 03) Third Quarter End Rates	107.13	133.74	190.07
(Apr. 03- Mar. 04) Fiscal Year Average Rates	113.07	132.60	191.00
(Mar. 31, 04) Fiscal Year End Rates	105.69	128.88	193.09
(Apr. 04-Dec. 04) Average Rates Nine Months	108.56	134.60	198.67
(Dec. 31, 04) Third Quarter End Rates	104.21	141.61	199.81
2nd Half of the Fiscal Year Ending Mar. 31, 05 Forecast Rates	105.00	125.00	185.00

Forward-looking Statements and Risk Factors

Materials and information provided in this financial disclosure may contain "forward-looking statements" based on current expectations, forecasts, estimates, business goals and assumptions that are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Risks and uncertainties include general industry and market conditions, and general domestic and international economic conditions such as interest rate and currency exchange fluctuations. Risk factors particularly apply with respect to the Company-related forward-looking statements.

Risk factors associated with our business include, but are not limited to, risks related to strategic alliances with partners, challenges arising out of global expansion, uncertainties in new pharmaceutical product development, healthcare cost-containment measures, intensified competition with generic drugs, possible incidence of adverse events, compliance with laws and regulations, litigations, closure or shutdown of factories, safety issues of raw materials used, environmental issues, conditions of financial markets and foreign exchange fluctuations, and IT security-related risks.

I. Consolidated Financial Highlights

1. Statement of Income Data

(billions of yen)

Years Ended/Ending March 31	Nine Months Ended Dec 31			Full Year	
	2004	**2005**	Change %	2004	2005 (e)
Net Sales	377.7	**404.4**	107.1	500.2	530.0
Cost of Sales	73.5	**75.7**	102.9	97.2	97.0
Research and Development Expenses	50.6	**57.0**	112.7	69.0	76.0
Selling, General and Administrative Expenses	187.8	**203.5**	108.4	250.9	270.0
Operating Income	65.9	**68.3**	103.7	83.1	87.0
Ordinary Income	65.7	**69.8**	106.3	83.4	88.0
Net Income	40.3	**44.1**	109.2	50.1	54.0
Earnings per Share (yen)	138.3	**153.3**	110.9	172.1	188.1
Dividends per Share (yen)	-	**-**	-	36.0	56.0

*"Cost of Sales" includes "Reversal/Provision of reserve for sales returns."

2. Balance Sheet Data

(billions of yen)

	2004		Inc./
	31-Mar	**31-Dec**	Dec.
Total Assets	615.8	**661.3**	45.6
Shareholders' Equity	419.5	**445.5**	26.0

3. Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31	Nine Months Ended Dec 31			Full Year
	2004	**2005**	Inc./ Dec.	2004
Capital Expenditures	18.6	**35.2**	16.6	28.7
Property, plant and equipment	16.6	**13.0**	(3.6)	25.4
Intangible Assets	2.0	**22.1**	20.2	3.3
Depreciation/Amortization	13.5	**15.9**	2.4	18.5

*Depreciation/amortization includes "Property, plant and equipment" and "Intangible assets."

4. Cash Flow Data

(billions of yen)

Years Ended/Ending March 31	Nine Months Ended Dec 31			Full Year
	2004	**2005**	Inc./ Dec.	2004
Net cash provided by operating activities	49.6	**53.0**	3.4	72.7
Net cash used in investing activities	(24.5)	**(29.6)**	(5.0)	(27.3)
Net cash used in financing activities	(10.0)	**(16.9)**	(6.9)	(21.4)
Cash and cash equivalents at end of period	138.1	**152.6**	14.5	146.1
Free Cash Flow	32.2	**23.4**	(8.8)	48.9

*Free Cash Flow = "Net cash provided by operating activities" -"Capital expenditures"-"Other revenue/payment for continuous activities"

II. Consolidated Statement of Income

1. Consolidated Statement of Income & Explanation

(billions of yen)

	Nine Months Ended Dec 31					
	2004	Sales %	**2005**	Sales %	Chg. %	Inc./ Dec.
Net sales	377.7	100.0	**404.4**	100.0	107.1	26.7
Cost of sales	73.4	19.4	**75.7**	18.7	103.2	2.3
Provision/Reversal of reserve for sales returns	0.1	0.1	**(0.1)**	(0.0)		(0.2)
Gross profit	304.2	80.5	**328.8**	81.3	108.1	24.5
Research and development expenses	50.6	13.4	**57.0**	14.1	112.7	6.4
Selling, general and administrative expenses	187.8	49.7	**203.5**	50.3	108.4	15.7
Operating income	65.9	17.4	**68.3**	16.9	103.7	2.4
Non-operating income	1.6	0.5	**2.1**	0.5		0.4
Non-operating expenses	1.8	0.5	**0.5**	0.1		(1.3)
Ordinary income	65.7	17.4	**69.8**	17.3	106.3	4.1
Extraordinary income	4.3	1.1	**1.5**	0.3		(2.8)
Extraordinary loss	1.3	0.3	**2.0**	0.5		0.7
Income before taxes & minority interests	68.6	18.2	**69.3**	17.1	101.0	0.7
Income taxes-current	28.9	7.6	**30.7**	7.6	106.0	1.7
Income taxes-deferred	(0.8)	(0.2)	**(5.8)**	(1.5)		(5.0)
Minority interests	0.2	0.1	**0.3**	0.1		0.2
Net income	40.3	10.7	**44.1**	10.9	109.2	3.7

<Explanation>

Net sales
<Increase Factor(s)>
Aricept sales increase
Zonegran launch

Research and development expenses
<Increase Factor(s)>
Development expenses in Japan and Overseas

Selling, general and administrative expenses
<Increase Factor(s)>
Selling expenses increase (recruitment of new medical reps, etc.)

Income taxes-deferred
<Decrease Factor(s)>
Deferred tax assets in FY2003 reclassified

2. Financial Results by Business Segment

2-1. Consolidated Net Sales by Business Segment

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31		Full Year
	2004	**2005**	2004
Net sales to customers	377.7	**404.4**	500.2
Pharmaceuticals	360.2	**387.7**	476.8
(In-house developed products %)	(90.5%)	**(89.0%)**	(90.8%)
Japan	184.0	**190.4**	239.8
North America	143.5	**159.6**	193.5
Europe	25.5	**29.0**	33.6
Asia and others	7.2	**8.6**	9.9
Others	17.6	**16.8**	23.4
Japan	15.7	**15.4**	21.2
Overseas	1.9	**1.3**	2.2

* Sales results by business segment have been reclassified in accordance with geographic segmentation.
* Major areas and countries included in each category:
  1. North America: The U.S. and Canada
  2. Europe: The United Kingdom, Germany, France, etc.
  3. Asia and Others: East Asia, South-East Asia, and Central and South America, etc.

2-2. Consolidated Operating Income by Business Segment

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31		Full Year
	2004	**2005**	2004
Operating income/loss	65.9	**68.3**	83.1
Pharmaceuticals	67.1	**69.7**	84.6
Others	1.1	**1.3**	1.4
Eliminations and Corporate	(2.3)	**(2.7)**	(3.0)

3. Financial Results by Geographic Area

3-1. Consolidated Net Sales by Geographic Segment

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31		Full Year
	2004	**2005**	2004
Net sales to customers	377.7	**404.4**	500.2
Japan	199.7	**205.9**	260.9
North America	144.3	**160.6**	194.5
Europe	26.5	**29.4**	34.8
Asia and others	7.2	**8.6**	9.9
Overseas sales	178.1	**198.5**	239.2
Overseas sales (%)	47.1%	**49.1%**	47.8%

3-2. Consolidated Operating Income by Geographic Segment

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31		Full Year
	2004	**2005**	2004
Operating income/loss	65.9	**68.3**	83.1
Japan	59.5	**58.9**	71.9
North America	8.1	**9.8**	10.9
Europe	2.6	**2.5**	3.4
Asia and others	1.5	**1.8**	1.8
Eliminations and corporate	(5.8)	**(4.8)**	(5.0)

4. Overseas Sales

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31		Full Year
	2004	**2005**	2004
Net sales to customers	377.7	**404.4**	500.2
North America	149.8	**166.6**	202.3
Europe	35.1	**38.4**	47.9
Asia and others	8.8	**10.4**	12.0
Overseas sales	193.7	**215.3**	262.3
Overseas sales (%)	51.3%	**53.2%**	52.4%

* Sales results by business segment have been reclassified in accordance with geographic segmentation.
* Major areas and countries included in each category:
  1. North America: The U.S. and Canada
  2. Europe: The United Kingdom, Germany, France, etc.
  3. Asia and Others: East Asia, South-East Asia, and Central and South America, etc.

5. Global Product Sales

5-1. *ARICEPT* Sales by Geographic Area

Years Ended/Ending March 31		Nine months ended Dec 31		Full Year
Area		2004	**2005**	2004
Japan	¥ Billions	21.6	**27.2**	28.4
U.S.	¥ Billions	62.8	**71.5**	87.9
	US $ Millions	546	**659**	777
U.K.	¥ Billions	0.8	**0.7**	1.0
	UK £ Millions	4	**4**	5
Germany	¥ Billions	4.9	**6.2**	6.2
	Euro Millions	37	**46**	47
France	¥ Billions	11.7	**14.2**	15.5
	Euro Millions	88	**106**	117
Europe Total	¥ Billions	17.4	**21.2**	22.8
Asia and others	¥ Billions	1.8	**2.1**	2.5
Total	¥ Billions	103.6	**122.0**	141.6

*Sales forecast for Eisai sales territories for the year ending March 2005 is ¥164.0 billion.

5-2. *ACIPHEX/PARIET* Sales by Geographic Area

Years Ended/Ending March 31		Nine months ended Dec 31		Full Year
Area		2004	**2005**	2004
Japan	¥ Billions	11.5	**14.9**	14.6
U.S.	¥ Billions	80.7	**79.2**	105.5
	US $ Millions	701	**729**	933
U.K.	¥ Billions	4.7	**4.3**	6.2
	UK £ Millions	25	**22**	33
Germany	¥ Billions	0.8	**0.9**	1.1
	Euro Millions	6	**6**	8
Europe Total	¥ Billions	5.5	**5.2**	7.3
Asia and others	¥ Billions	1.2	**1.5**	1.6
Total	¥ Billions	98.9	**100.8**	129.0

*Sales forecast for Eisai sales territories for the year ending March 2005 is ¥132.0 billion.

5-3. *Zonegran* Sales

Years Ended/Ending March 31		Nine months ended Dec 31		Full Year
Area		2004	**2005**	2004
U.S.	¥ Billions	-	8.2	-
	US $ Millions	-	76	-

<Reference> [Non-consolidated]

Eisai Inc. (U.S.A.) / Pharmaceutical Sales, Production

		Nine months ended Dec 31		Full Year
		2004	**2005**	2004
Net sales	¥ Billions	145.7	**160.8**	196.1
	US $ Millions	1,267	**1,481**	1,734
Operating income	¥ Billions	7.4	**9.0**	10.0
	US $ Millions	64	**83**	88
Net income	¥ Billions	4.4	**5.7**	6.0
	US $ Millions	39	**52**	53
Operating income before Royalty deduction	¥ Billions	24.7	**31.2**	34.1
	US $ Millions	214	**287**	301

Eisai China Inc. (China) / Pharmaceutical Sales, Production

Years Ended/Ending March 31		Nine months ended Dec 31		Full Year
		2004	**2005**	2004
Net sales	¥ Billions	2.7	**3.4**	3.8
	Chinese RMB Millions	186	**258**	273
Operating income	¥ Billions	0.8	**0.9**	1.0
	Chinese RMB Millions	52	**66**	68
Net income	¥ Billions	0.7	**0.8**	0.8
	Chinese RMB Millions	47	**60**	59

*The fiscal year of Eisai China Inc. ends on December 31. Average rate of Japanese yen to Chinese Yuan was 14.30 yen from January 1 to September 30, 2003, 13.16 yen from January 1, 2004 to September 30, 2004 and 14.01 yen from January 1, 2003 to December 31, 2003, respectively.

Eisai Korea Inc. (Korea) / Pharmaceutical Sales

Years Ended/Ending March 31		Nine months ended Dec 31		Full Year
		2004	**2005**	2004
Net sales	¥ Billions	1.7	**2.0**	2.3
	Korean Won Billions	18	**20**	24
Operating income	¥ Billions	0.2	**0.3**	0.3
	Korean Won Billions	3	**3**	3
Net income	¥ Billions	0.2	**0.2**	0.2
	Korean Won Billions	2	**2**	2

*Average rate of Japanese yen to the Korean Won was 0.0972 yen from April 1 to December 31, 2003. Average rate was 0.0960 yen from April 1 to December 31, 2004 and 0.0959 yen from April 1, 2003 to March 31, 2004, respectively.

6. Selling, General and Administrative Expenses (Including R&D expenses)

6-1. Research and Development Expenses (R&D expenses)

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31		Full Year	
	2004	**2005**	2004	2005 (e)
Net sales	377.7	**404.4**	500.2	530.0
Research and development expenses	50.6	**57.0**	69.0	76.0
Percentage of sales (%)	13.4%	**14.1%**	13.8%	14.3%

6-2. Selling, General and Administrative Expenses (SG&A expenses)

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31		Full Year	
	2004	**2005**	2004	2005 (e)
Net sales	377.7	**404.4**	500.2	530.0
Selling, general and administrative expenses	187.8	**203.5**	250.9	270.0
Personnel expenses	44.1	**45.1**	58.9	-
Marketing expenses	121.2	**130.9**	161.9	-
Administrative expenses and others	22.4	**27.5**	30.1	-
Percentage of sales (%)	49.7%	**50.3%**	50.2%	50.9%

6-3. Selling General and Administrative Expenses (Including R&D Expenses)

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31		Full Year	
	2004	**2005**	2004	2005 (e)
Net sales	377.7	**404.4**	500.2	530.0
Selling, general and administrative expenses (including R&D expenses)	238.4	**260.5**	319.9	346.0
Percentage of sales (%)	63.1%	**64.4%**	64.0%	65.3%

1. Consolidated Balance Sheet & Explanation <Assets>

(billions of yen)

	2004 31-Mar	%	**2004 31-Dec**	%	Change %	Inc./ Dec.
Current assets:						
Cash and time deposits	56.7		**58.9**			2.2
Accounts receivable-trade	132.1		**144.8**			12.7
Short-term investments	98.2		**101.5**			3.3
Inventories	35.1		**38.3**			3.2
Deferred tax assets	21.6		**25.0**			3.4
Other current assets	10.7		**11.1**			0.3
Allowance for doubtful receivables	(0.2)		**(0.3)**			(0.1)
Total current assets	354.2	57.5	**379.3**	57.4	107.1	25.1
Fixed assets:						
Property, plant and equipment:						
Buildings and structures	60.0		**58.8**			(1.2)
Machinery and vehicles	21.8		**20.1**			(1.7)
Land	17.2		**17.0**			(0.3)
Construction in progress	8.6		**14.0**			5.4
Others	9.1		**8.8**			(0.3)
Total property, plant and equipment	116.7	19.0	**118.6**	17.9	101.7	1.9
Intangible assets	15.1	2.4	**31.6**	4.8	209.8	16.5
Investment and other assets:						
Investments in securities	82.4		**81.5**			(1.0)
Long-term loans receivable	0.1		**0.1**			0.1
Deferred tax assets	17.9		**21.1**			3.2
Other investments	30.5		**30.1**			(0.4)
Allowance for doubtful receivables	(1.1)		**(1.0)**			0.0
Total investments and other assets	129.8	21.1	**131.8**	19.9	101.5	2.0
Total fixed assets	261.6	42.5	**282.0**	42.6	107.8	20.4
Total assets	615.8	100.0	**661.3**	100.0	107.4	45.6

(billions of yen)

<Explanation>

Accounts receivable-trade
<Increase Factor(s)>
Sales increase

Intangible assets
<Increase Factor(s)>
Zonegran acquisition

Treasury Stock
<Increase Factor(s)>
Market purchases of shares

2. Consolidated Balance Sheet & Explanation

<Liabilities and Shareholders' Equity>

(billions of yen)

	2004 31-Mar	%	**2005 31-Dec**	%	Chg. %	Inc./ Dec.
Current liabilities:						
Accounts payable-trade	15.9		**17.6**			1.8
Short-term borrowings	0.2		**0.8**			0.6
Accounts payable-other	45.4		**45.8**			0.5
Accrued expenses	28.6		**25.4**			(3.3)
Accrued income taxes	16.8		**12.0**			(4.7)
Reserve for sales rebates	23.3		**31.7**			8.4
Other reserves	0.9		**0.9**			(0.0)
Other current liabilities	4.0		**7.5**			3.5
Total current liabilities	135.0	21.9	**141.7**	21.4	105.0	6.8
Long-term liabilities:						
Deferred tax liabilities	0.3		**0.6**			0.3
Liabilities for retirement benefits	49.9		**52.9**			3.0
Allowance for retirement of Directors	1.8		**2.2**			0.4
Other long-term liabilities	0.7		**9.4**			8.7
Total long-term liabilities	52.7	8.6	**65.2**	9.9	123.5	12.4
Total liabilities	187.7	30.5	**206.9**	31.3	110.2	19.2
Minority Interests	8.6	1.4	**8.9**	1.3	103.7	0.3
Shareholders' equity:						
Common stock	45.0	7.3	**45.0**	6.8		-
Capital surplus	55.2	8.9	**55.2**	8.4		-
Retained earnings	342.8	55.7	**375.6**	56.8		32.8
Net unrealized gains on available-for-sale securities	8.7	1.4	**7.8**	1.2		(0.9)
Foreign currency translation adjustments	(6.3)	(1.0)	**(6.0)**	(0.9)		0.3
Treasury stock	(26.0)	(4.2)	**(32.1)**	(4.9)		(6.2)
Total shareholders' equity	419.5	68.1	**445.5**	67.4	106.2	26.0
Total liabilities, minority interests and shareholders' equity	615.8	100.0	**661.3**	100.0	107.4	45.6

<Explanation>

Reserve for sales rebates
<Increase Factor(s)>
Sales increase in the U.S.

Other long-term liabilities
<Increase Factor(s)>
Zonegran acquisition

IV. Consolidated Statements of Cash Flows

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31			<Explanation>
	2004	**2005**	Inc./ Dec.	
Operating activities				
Income before income taxes & minority interests	68.6	**69.3**	0.7	
Depreciation and amortization	13.5	**15.9**	2.4	
Other non-cash losses/gains	6.3	**5.0**	(1.3)	
Operating assets/liabilities increase/decrease	7.8	**1.2**	(6.6)	
Others	(4.2)	**(3.8)**	0.3	
Subtotal	92.1	**87.6**	(4.5)	
Interest paid/received	1.2	**1.5**	0.3	
Cash paid for income taxes	(43.7)	**(36.0)**	7.7	
Net cash provided by operating activities	49.6	**53.0**	3.4	
Investing activities				
Capital expenditures	(18.0)	**(30.1)**	(12.0)	**Capital expenditures** <Increase Factor(s)> Procurement of intangible fixed assets including product acquisition
Other revenue/payment for continuous activities	0.7	**0.5**	(0.2)	
Purchases/sales of securities	(5.7)	**1.8**	7.5	
Others	(1.4)	**(1.8)**	(0.4)	
Net cash used in investing activities	(24.5)	**(29.6)**	(5.0)	
Dividends paid	(9.9)	**(11.2)**	(1.3)	
Short-term debt proceeds/payments	-	**0.6**	0.6	
Treasury stock purchase	-	**(6.1)**	(6.1)	
Others	(0.1)	**(0.1)**	(0.0)	
Net cash used in financing activities	(10.0)	**(16.9)**	(6.9)	
Effect of exchange rate changes on cash and cash equivalents	(4.3)	**(0.1)**	4.1	
Net increase in cash and cash equivalents	10.8	**6.5**	(4.4)	
Cash and cash equivalents at beginning of year	127.3	**146.1**	18.8	
Cash and cash equivalents of newly consolidated subsidiaries at beginning of period	-	**0.0**	0.0	
Cash and cash equivalents at end of year	138.1	**152.6**	14.5	

(billions of yen)

Years Ended March 31	Nine months ended Dec 31		
	2004	**2005**	Inc./ Dec.
Free Cash Flow	32.2	**23.4**	(8.8)

Note: Free Cash Flow = "Net cash provided by operating activities" - "Capital expenditures" -"Other revenue/payment for continuous activities"

V. Non-Consolidated Financial Highlights

1. Statements of Income Data

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31			Full Year	
	2004	**2005**	Change %	2004	2005 (e)
Net Sales	234.0	**234.6**	100.2	303.6	300.0
Cost of Sales	64.4	**59.8**	92.9	83.6	75.0
Research and Development Expenses	49.0	**55.8**	113.8	67.4	75.0
Selling, General and Administrative Expenses	64.9	**65.1**	100.4	85.6	86.0
Operating Income	55.7	**53.8**	96.6	67.1	64.0
Ordinary Income	55.2	**54.8**	99.4	66.6	65.0
Net Income	35.6	**35.0**	98.3	41.9	40.5

*"Cost of Sales" includes "Provision/Reversal of reserve for sales returns."

2. Net Sales by Business Segment

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31		Full Year	
	2004	**2005**	2004	2005 (e)
Net Sales	234.0	**234.6**	303.6	300.0
Pharmaceuticals	202.3	**201.4**	260.7	257.0
Prescription Pharmaceuticals(Including Drug Substance/Bulk Tablets)	187.2	**187.1**	241.2	237.0
(Ratio of in-house developed products to Prescription Pharmaceuticals) (%)	(80.3%)	**(81.6%)**	(80.4%)	-
Consumer Health Care Products	15.0	**14.3**	19.5	20.0
Others (Food Additives/Chemicals, Machinery, etc.)	7.4	**2.6**	9.7	4.5
Industrial Property Rights, etc. Income	24.3	**30.5**	33.3	38.5

*The Food Additives and Chemicals Division and the Machinery Division were divested from the Parent Company in April 2004 and October 2004, respectively.

3. Exports by Geographic Area

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31		Full Year	
	2004	**2005**	2004	2005 (e)
Net Sales	234.0	**234.6**	303.6	300.0
Export	65.2	**64.1**	85.9	82.0
North America	48.6	**46.9**	62.7	-
Europe	13.1	**13.8**	18.8	-
Asia and Others	3.4	**3.4**	4.3	-
Ratio of Exports to Sales(%)	27.9%	**27.3%**	28.3%	27.3%

*Major areas and countries included in each category:
1) North America: The U.S. and Canada
2) Europe: The United Kingdom, Germany, France, etc.
3) Asia and Others: East Asia, South-East Asia, and Central and South America, etc.
*Export sales includes revenues from industrial property rights, etc.

4. Prescription Pharmaceuticals

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31			Full Year	
Product Description	2004	**2005**	Change %	2004	2005 (e)
Alzheimer's disease treatment ARICEPT	21.6	**27.2**	126.1	28.4	36.0
Peripheral neuropathy treatment METHYCOBAL	24.6	**24.8**	101.2	31.8	31.0
Gastritis/gastric ulcer medication SELBEX	19.0	**17.6**	93.1	24.4	23.0
Proton pump inhibitor PARIET	11.5	**14.9**	129.4	14.6	22.0
Osteoporosis treatment GLAKAY	8.0	**7.1**	89.6	10.0	9.5
Non-ionic contrast medium IOMERON	7.4	**7.0**	94.6	9.4	8.5
Muscle relaxant MYONAL	6.8	**6.8**	99.5	8.7	8.0
Long-acting isosorbide dinitrate NITOROL-R	4.1	**3.8**	91.9	5.3	5.0
Endoscopic examination/hypoglycemia treatment GLUCAGON G NOVO	3.6	**3.4**	95.1	4.4	4.0
Anti-allergy agent AZEPTIN	2.5	**2.3**	94.3	3.5	3.0
Long-acting macrolide antibiotic RULID	2.4	**2.2**	92.0	3.1	2.5
Long-acting ACE inhibitor INHIBACE	2.0	**1.7**	83.7	2.5	2.0
Prescription Pharmaceuticals Total	149.4	**155.1**	103.8	192.3	196.0

5. *ACIPHEX/PARIET, ARICEPT* Drug Substance/Bulk Tablets Sales

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31			Full Year	
	2004	**2005**	Change %	2004	2005 (e)
ACIPHEX/PARIET bulk tablets/drug substance (export)	25.9	**16.4**	63.5	32.5	23.0
ARICEPT drug substance (export)	12.0	**15.6**	129.9	16.3	18.0
Bulk Substance / Tablets Total	37.9	**32.0**	84.6	48.9	41.0

6. Consumer Health Care Products

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31			Full Year	
	2004	**2005**	Change %	2004	2005 (e)
Vitamin B_2 preparation CHOCOLA BB Group	6.8	**6.5**	96.6	8.7	10.0
JUVELUX / Natural Vitamin E preparation Vitamin-E Group	2.3	**1.7**	74.1	2.8	2.5
SACLON / Indigestion & heartburn treatment SACLON Group	1.8	**1.6**	90.3	2.3	2.0
NABOLIN / Active-type Vitamin B_{12} NABOLIN Group	1.2	**1.1**	95.4	1.5	2.0
Consumer Health Care Products Total	15.0	**14.3**	95.1	19.5	20.0

7. Selling, General and Administrative Expenses (including R&D expenses)

7-1. Research and Development Expenses (R&D expenses)

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31		Full Year	
	2004	**2005**	2004	2005 (e)
Net sales	234.0	**234.6**	303.6	300.0
Research and development expenses	49.0	**55.8**	67.4	75.0
Overseas R&D Expenses	17.5	**22.5**	24.3	-
(Ratio of Overseas R&D Expenses to Total R&D Expenses) (%)	(35.7%)	**(40.3%)**	(36.1%)	-
Percentage of sales (%)	21.0%	**23.8%**	22.2	25.0

7-2. Selling, General and Administrative Expenses (SG&A expenses)

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31		Full Year	
	2004	**2005**	2004	2005 (e)
Net sales	234.0	**234.6**	303.6	300.0
Selling, general and administrative expenses	64.9	**65.1**	85.6	86.0
Personnel expenses	28.8	**26.7**	38.1	-
Marketing expenses	23.5	**25.4**	30.9	-
Administrative expenses and others	12.5	**13.0**	16.6	-
Percentage of sales (%)	27.7%	**27.8%**	28.2%	28.7%

7-3. Selling, General and Administrative Expenses (including R&D expenses)

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31		Full Year	
	2004	**2005**	2004	2005 (e)
Net sales	234.0	**234.6**	303.6	300.0
Selling, general and administrative expenses (including R&D)	113.9	**120.9**	153.0	161.0
Percentage of sales (%)	48.7%	**51.6%**	50.4%	53.7%

8. Balance Sheet Data

<Assets>

(billions of yen)

	2004		
	31-Mar	**31-Dec**	Inc./Dec.
Current assets	261.6	**259.0**	(2.6)
Fixed assets	254.0	**266.6**	12.6
Property, plant and equipment	79.2	**80.9**	1.7
Intangible assets	11.2	**12.1**	0.9
Investments and other assets	163.6	**173.6**	10.0
Total assets	515.6	**525.7**	10.0

<Liabilities and Shareholders' Equity>

(billions of yen)

	2004		
	31-Mar	**31-Dec**	Inc./Dec.
Current liabilities	62.4	**52.6**	(9.8)
Long-term liabilities	48.2	**51.4**	3.2
Total liabilities	110.5	**103.9**	(6.6)
Shareholders' equity	405.1	**421.7**	16.7
Total liabilities, minority interests and shareholders' equity	515.6	**525.7**	10.0

9. Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31	Nine months ended Dec 31		Full Year
	2004	**2005**	2004
Capital Expenditures	12.8	**13.1**	20.6
Property, plant and equipment	11.0	**9.4**	17.7
Intangible Assets	1.7	**3.7**	2.8
Depreciation/Amortization	10.0	**9.9**	13.6

* Depreciation/amortization includes "Property, plant and equipment" and "Intangible assets".

10. Statements of Cash Flows

Years Ended/Ending March 31 Interim Apr-Sept	Nine months ended Dec 31		
	2004	**2005**	Inc./ Dec.
Operating activities			
Income before income taxes & minority interests	58.9	**54.2**	(4.6)
Depreciation and amortization	10.0	**9.9**	(0.1)
Other non-cash losses/gains	4.9	**4.6**	(0.3)
Operating assets/liability increase/decrease	(12.6)	**(7.7)**	5.0
Others	(3.1)	**(5.1)**	(2.0)
Subtotal	58.0	**55.9**	(2.0)
Interest paid/received	0.8	**0.8**	(0.0)
Cash paid for income taxes	(36.6)	**(27.9)**	8.7
Net cash provided by operating activities	22.2	**28.8**	6.6
Investing activities			
Capital expenditures	(13.1)	**(16.8)**	(3.7)
Other revenue/payment for continuous activities	(0.0)	**0.4**	0.5
Purchases/sales of securities	1.7	**1.0**	(0.7)
Others	(0.7)	**(5.2)**	(4.6)
Net cash used in investing activities	(12.1)	**(20.7)**	(8.5)
Financing activities			
Dividends paid	(9.9)	**(11.2)**	(1.3)
Treasury stock purchase	-	**(6.1)**	(6.1)
Others	(0.0)	**(0.1)**	(0.0)
Net cash used in financing activities	(9.9)	**(17.4)**	(7.4)
Effect of exchange rate changes on cash and cash equivalents	(0.1)	**(0.0)**	0.1
Net increase/decrease in cash and cash equivalents	0.0	**(9.2)**	(9.3)
Cash and cash equivalents at beginning of year	81.6	**87.9**	6.3
Cash and cash equivalents at end of year	81.7	**78.7**	(3.0)

(billions of yen)

	Nine months ended Dec 31		
	2004	**2005**	Inc./ Dec.
Free Cash Flow	9.0	**12.4**	3.4

Note: Free Cash Flow = "Net cash provided by operating activities" - "Capital expenditures" -"Other revenue/payment for continuous activities"

VI. Changes in Quarterly Results [Consolidated]

1. Consolidated Statement of Income Data

(billions of yen)

Years Ended/Ending March 31	2004				2005		
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	**Third Quarter**
Net sales	116.6	131.1	130.0	122.4	122.7	138.3	**143.4**
Cost of sales	23.0	24.6	25.9	23.7	24.1	26.3	**25.3**
Research and development expenses	16.9	16.6	17.1	18.4	18.2	19.3	**19.5**
Selling, general and administrative expenses	57.7	67.9	62.1	63.1	61.8	69.8	**71.9**
Operating income	19.1	21.9	24.9	17.2	18.6	22.9	**26.7**
Non-operating income/expenses	0.5	(0.8)	0.2	0.5	0.8	0.8	**(0.1)**
Ordinary income	19.6	21.1	25.0	17.7	19.5	23.8	**26.6**
Extraordinary income/expenses	(0.2)	3.4	(0.4)	(3.8)	(0.2)	0.3	**(0.7)**
Income before taxes and minority interests	19.4	24.5	24.7	13.9	19.3	24.1	**25.9**
Net income	12.3	12.5	15.5	9.8	12.4	15.2	**16.5**
Earnings per share (yen)	42.3	42.9	53.1	33.9	43.1	52.7	**57.5**

*"Cost of Sales" includes "Provision/Reversal of reserve for sales returns."

2. Consolidated Balance Sheet Data

<Assets>

(billions of yen)

March 31	2003				2004		
	30-Jun	30-Sep	31-Dec	31-Mar	30-Jun	30-Sep	**31-Dec**
Current assets	346.0	357.7	348.2	354.2	353.4	381.6	**379.3**
Fixed assets	248.0	258.4	260.3	261.6	281.9	283.2	**282.0**
Property, plant and equipment	112.6	114.3	114.6	116.7	116.8	120.3	**118.6**
Intangible assets	15.8	15.2	14.8	15.1	33.5	33.7	**31.6**
Investments and other assets	119.5	128.9	130.8	129.8	131.6	129.2	**131.8**
Total assets	594.0	616.1	608.5	615.8	635.3	664.9	**661.3**

<Liabilities and Shareholders' Equity>

(billions of yen)

March 31	2003				2004		
	30-Jun	30-Sep	31-Dec	31-Mar	30-Jun	30-Sep	**31-Dec**
Current liabilities	135.5	147.9	127.0	135.0	143.4	150.5	**141.7**
Long-term liabilities	51.9	49.5	52.8	52.7	54.2	63.4	**65.2**
Total liabilities	187.4	197.4	179.8	187.7	197.6	213.9	**206.9**
Minority Interests	9.4	9.4	9.3	8.6	8.6	8.8	**8.9**
Shareholders' equity	397.2	409.3	419.4	419.5	429.1	442.2	**445.5**
Total liabilities, minority interests and shareholders' equity	594.0	616.1	608.5	615.8	635.3	664.9	**661.3**

3. Consolidated Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31	2004				2005		
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	**Third Quarter**
Capital expenditures	5.2	7.4	6.0	10.1	23.2	8.2	**3.8**
Property, plant and equipment	4.5	6.8	5.3	8.8	3.2	6.5	**3.3**
Intangible assets	0.7	0.6	0.7	1.3	19.9	1.7	**0.5**
Depreciation/Amortization	4.3	4.5	4.7	5.0	5.1	5.4	**5.4**

* Depreciation/amortization includes "Property, plant and equipment" and "Intangible assets."

4. Consolidated Cash Flows Data

(billions of yen)

Years Ended/Ending March 31	2004				2005		
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	**Third Quarter**
Net cash provided by operating activities	16.9	28.9	3.8	23.1	9.4	31.4	**12.2**
Net cash used in investing activities	(3.8)	(11.5)	(9.2)	(2.8)	(18.7)	(2.8)	**(8.1)**
Net cash used in financing activities	(4.5)	(0.0)	(5.4)	(11.4)	(5.0)	0.4	**(12.2)**
Effect of exchange rate changes on cash and cash equivalent	136.4	150.0	138.1	146.1	133.2	163.7	**152.6**
Free cash flow	12.1	24.0	(3.8)	16.7	(8.9)	25.5	**6.8**

Note: Free Cash Flow = "Net cash provided by operating activities"- "Capital expenditures" -"Other revenue/payment for continuous activities"

5. Consolidated *ARICEPT* Sales by Area

(billions of yen)

Years Ended/Ending March 31		2004				2005		
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	**Third Quarter**
Japan	¥ Billions	7.0	6.7	7.9	6.8	8.9	8.4	**9.9**
U.S.	¥ Billions	19.1	23.1	20.5	25.1	18.1	26.1	**27.3**
	US $ Millions	162	197	187	232	165	237	**257**
U.K.	¥ Billions	0.3	0.2	0.2	0.2	0.2	0.3	**0.3**
	UK £ Millions	1	1	1	1	1	1	**1**
Germany	¥ Billions	2.1	1.3	1.5	1.3	1.6	1.7	**2.8**
	Euro Millions	15	10	12	10	12	13	**21**
France	¥ Billions	3.4	4.1	4.2	3.9	4.8	4.7	**4.7**
	Euro Millions	25	31	32	29	36	35	**34**
EU total	¥ Billions	5.8	5.7	6.0	5.4	6.7	6.7	**7.8**
Asia and others	¥ Billions	0.6	0.6	0.6	0.7	0.7	0.7	**0.7**
Total	¥ Billions	32.5	36.1	35.0	38.0	34.4	41.9	**45.7**

6. Consolidated *ACIPHEX/PARIET* Sales by Area

(billions of yen)

Years Ended/Ending March 31		2004				2005		
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	**Third Quarter**
Japan	¥ Billions	1.7	4.1	5.7	3.1	3.2	5.1	**6.6**
U.S.	¥ Billions	22.6	31.4	26.7	24.8	24.8	27.0	**27.3**
	US $ Millions	191	266	244	232	226	246	**257**
U.K.	¥ Billions	1.3	1.6	1.8	1.6	1.5	1.5	**1.3**
	UK £ Millions	7	8	10	8	8	8	**6**
Germany	¥ Billions	0.3	0.3	0.3	0.3	0.3	0.3	**0.3**
	Euro Millions	2	2	2	2	2	2	**2**
EU total	¥ Billions	1.6	1.8	2.1	1.8	1.8	1.8	**1.6**
Asia and others	¥ Billions	0.3	0.4	0.5	0.4	0.5	0.5	**0.6**
Total	¥ Billions	26.3	37.7	35.0	30.1	30.3	34.5	**36.0**

7. *Zonegran* Sales

(billions of yen)

Years Ended/Ending March 31		2004				2005		
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	**Third Quarter**
U.S.	¥ Billions	-	-	-	-	2.5	3.6	**2.1**
	US $ Millions	-	-	-	-	23	33	**20**

8. Eisai Inc. (U.S.A.)

(billions of yen)

Years Ended/Ending March 31		2004				2005		
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	**Third Quarter**
Net sales	¥ Billions	42.4	55.3	48.1	50.4	45.9	57.2	**57.7**
	US $ Millions	358	470	440	467	418	520	**543**
Operating income	¥ Billions	1.0	4.0	2.4	2.6	1.6	3.5	**3.9**
	US $ Millions	8	34	22	24	14	32	**37**
Net income	¥ Billions	0.7	2.4	1.4	1.6	1.0	2.2	**2.5**
	US $ Millions	5	20	13	15	9	20	**23**
Operating income before Royalty deduction	¥ Billions	6.2	10.4	8.0	9.4	7.6	11.5	**12.1**
	US $ Millions	53	88	73	87	69	104	**114**

9. Non-Consolidated Statement of Income Data

(billions of yen)

Years Ended/Ending March 31	2004				2005		
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	**Third Quarter**
Net sales	76.5	77.4	80.2	69.6	74.8	76.5	**83.3**
Cost of sales	20.8	21.3	22.3	19.2	19.5	19.9	**20.5**
Research and development expenses	16.0	16.4	16.6	18.3	17.6	18.9	**19.3**
Selling, general and administrative expenses	20.6	22.4	22.0	20.7	21.0	21.5	**22.6**
Operating income	19.1	17.3	19.3	11.4	16.6	16.2	**20.9**
Ordinary income	19.6	16.4	19.2	11.4	17.4	16.7	**20.7**
Net income	12.3	10.6	12.7	6.3	11.3	10.8	**12.9**

*"Cost of Sales" includes "Provision/Reversal of reserve for sales returns."

10. Non-Consolidated Prescription Pharmaceuticals

(billions of yen)

Years Ended/Ending March 31	2004				2005		
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	**Third Quarter**
ARICEPT	7.0	6.7	7.9	6.8	8.9	8.4	**9.9**
METHYCOBAL	8.3	7.8	8.4	7.2	8.0	8.2	**8.6**
SELBEX	6.7	5.8	6.4	5.5	5.8	5.7	**6.1**
PARIET	1.7	4.1	5.7	3.1	3.2	5.1	**6.6**
GLAKAY	2.8	2.5	2.6	2.1	2.4	2.3	**2.4**
IOMERON	2.6	2.3	2.6	1.9	2.3	2.2	**2.5**
MYONAL	2.3	2.2	2.3	1.9	2.2	2.2	**2.3**
NITOROL-R	1.4	1.2	1.5	1.2	1.3	1.2	**1.3**
GLUCAGON G NOVO	1.2	1.1	1.3	0.9	1.1	1.1	**1.2**
AZEPTIN	1.0	0.7	0.9	1.0	0.8	0.6	**0.9**
RULID	0.8	0.7	0.9	0.7	0.7	0.6	**0.9**
INHIBACE	0.7	0.6	0.7	0.5	0.6	0.5	**0.6**
Prescription Pharmaceuticals Total	48.9	46.6	53.9	43.0	49.3	49.4	**56.4**

11. Non-Consolidated *ACIPHEX/PARIET, ARICEPT* Drug Substance /Bulk Tablets Sales

(billions of yen)

Years Ended/Ending March 31	2004				2005		
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	**Third Quarter**
ACIPHEX/PARIET bulk tablets/drug substance (export)	9.4	9.8	6.6	6.6	6.0	4.6	**5.8**
ARICEPT drug substance (export)	4.6	3.8	3.6	4.3	5.6	5.4	**4.5**
Bulk substance / Tablets total	14.0	13.7	10.2	11.0	11.6	10.1	**10.4**

12. Non-Consolidated Consumer Health Care Products

(billions of yen)

Years Ended/Ending March 31	2004				2005		
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	**Third Quarter**
CHOCOLA BB Group	2.5	2.2	2.1	2.0	2.1	2.4	**2.1**
Vitamin-E Group	0.6	0.8	0.9	0.5	0.5	0.6	**0.6**
SACLON Group	0.5	0.6	0.7	0.5	0.6	0.4	**0.6**
NABOLIN Group	0.2	0.7	0.3	0.3	0.3	0.4	**0.3**
Consumer Health Care Total	4.3	5.5	5.2	4.5	4.3	5.0	**5.0**

VII. Major R&D Pipeline Candidates

Ongoing and recent development from Oct. 2004

1. Aricept orally disintegrating tablet was approved in the U.S.
2. Aricept liquid formulation was approved in the U.S.
3. Eisai received a positive opinion for Zonegran marketing authorization from the European Committee for Medicinal Products for Human Use (CHMP)
4. Application of Tambocor for the treatment of paroxysmal atrial fibrillation/flutter was submitted in Japan
5. Phase II study for E7389 was initiated in the U.S.

1. International Development

1-1. Approved

(Product) Name (Research Code)	Area	Date	Description	Form.	Origin
ARICEPT ODT (E2020) (Additional form)	U.S.	Oct-04	Rapid Disintegration Tablet Currently available in tablet form. Orally disintegrating tablet form approved.	RDT	In-house
ARICEPT ORAL SOLUTION (E2020) (Additional form)	U.S.	Oct-04	Liquid Formulation Currently available in tablet form. Liquid formulation approved.	Liquid	In-house

1-2. Filed for Approval

(Product) Name (Research Code)	Area	Date	Description	Form.	Origin
ARICEPT E2020 (Additional indication)	U.S. (E.U.)	Sep-02	Vascular Dementia Currently indicated for the treatment of mild to moderate dementia of the Alzheimer's type. Though filing for VaD was withdrawn in the E.U., Eisai will resubmit application once additional supportive data have been obtained.	Tab.	In-house
ARICEPT E2020 (Additional form)	E.U.	Dec-03	Rapid Disintegration Tablet Currently available in tablet form. Filed for rapid disintegration tablet.	RDT	In-house
ARICEPT E2020 (Additional form)	E.U.	May-04	Liquid Formulation Currently available in tablet form. Filed for liquid formulation.	Liquid	In-house
ZONEGRAN (E2090)	E.U.	Nov-03	Anti-Epileptic (generic name: zonisamide) An anti-epilepsy drug which has a wide spectrum of anti-convulsive effects and is well tolerated. Already available in the U.S. and submission filed in the E.U. Took over the application from Elan Corporation, plc., and received a positive opinion for Zonegran marketing authorization from the European CHMP in December 2004.	Cap.	Dainippon

1-3. Submission in Preparation

(Product) Name (Research Code)	Area	Expected Application	Description	Form.	Origin
E2080	U.S. E.U.	FY2004 FY2004	Anti-Epilepsy (generic name: rufinamide) A broad-spectrum anticonvulsant which has novel structure unrelated to currently marketed antiepileptic drugs. Phase III clinical trials completed and preparing for submission.	Tab.	Novartis

1-4. Phase III

(Product) Name (Research Code)	Area	Expected Application	Description	Form.	Origin
ARICEPT E2020 (Additional indication)	U.S. E.U.	FY2005 FY2005	Severe Dementia due to Alzheimer's disease Currently indicated for the treatment of mild to moderate dementia of the Alzheimer's type. E2020 is now in phase III trials for the treatment of severe dementia due to Alzheimer's disease.	Tab.	In-house
ARICEPT E2020 (Additional indication)	E.U.	FY2005	Dementia associated with Parkinson's disease Currently indicated for the treatment of mild to moderate dementia of the Alzheimer's type. E2020 is now in phase III trials for the treatment of dementia associated with Parkinson's disease.	Tab.	In-house

1-5. Phase III in Preparation

(Product) Name (Research Code)	Area	Description	Form.	Origin
clevudine	Asia	Anti-hepatitis B agent (generic name: clevudine) Clevudine is an antiviral agent for treatment of hepatitis caused by the hepatitis B virus based on DNA polymerase inhibition. Phase III clinical trials in preparation in China.	Cap.	Bukwang

1-6. Phase II

(Product) Name (Research Code)	Area	Description	Form.	Origin
E5564	U.S.	Sepsis/Endotoxin Antagonist (generic name: eritoran) A synthetic endotoxin antagonist effective against endotoxin from various types of gram negative bacteria. Under development for the treatment of sepsis.	Inj.	In-house
E5564	U.S. E.U.	Endotoxin-related complications after coronary artery bypass graft surgery (generic name: eritoran) A synthetic endotoxin antagonist effective against endotoxin from various types of gram negative bacteria. Now in phase II development for the prevention of endotoxin-related complications after coronary artery bypass graft surgery.	Inj.	In-house
E7070	U.S. E.U.	Anti-cancer/ Cell Cycle G1 Phase Arresting Agent (generic name: indisulam) The compound induces apoptosis by inhibiting cell cycle progression in the G1 phase. Under development as an anti-cancer agent with a novel mechanism of action.	Inj.	In-house
ARICEPT E2020 (Additional indication)	U.S. E.U.	Migraine Prophylaxis Currently indicated for the treatment of mild to moderate dementia of the Alzheimer's type. E2020 is now in phase II trials for the prophylaxis of migraine headaches.	Tab.	In-house
E2007	U.S. E.U.	Multiple Sclerosis, Epilepsy and Parkinson's disease/AMPA receptor antagonist Selectively antagonizes the AMPA-type glutamate receptor. Under development as a treatment for Multiple sclerosis, Epilepsy and Parkinson's disease	Tab.	In-house
TVP-1012 (Additional indication)	U.S.	Alzheimer's disease/Irreversible monoamine oxidase type B (MAO-B) inhibitor (generic name: rasagiline) Application already submitted for the treatment of Parkinson's disease by Teva Pharmaceuticals Industries Ltd. Rasagiline is now in phase II trials for the treatment of Alzheimer's disease.	Tab.	Teva
E7389	U.S.	Anti-cancer/Tubulin Polymerization Inhibitor The compound acts against tumors by blocking tubulin polymerization. E7389 is now in phase II clinical trials in the U.S.	Inj.	In-house
ACIPHEX E3810 (Additional indication)	U.S.	Intermittent therapy for symptomatic GERD Currently indicated for the treatment of symptomatic GERD, erosive GERD, duodenal ulcers and *H. pylori* eradication with antibiotics. Now in phase II trials for intermittent therapy for symptomatic GERD.	Tab.	In-house

2. Development in Japan

2-1. Filed for Approval

(Product) Name (Research Code)	Application	Description	Form.	Origin
CLEACTOR E6010 (Additional indication)	May-03	Pulmonary Embolism A novel, second-generation t-PA with a structure modified by utilizing recombinant DNA techniques. Designated as an orphan drug, E6010 is expected to be the first t-PA indicated for the treatment of pulmonary embolism in Japan.	Inj.	In-house
T-614	Sep-03	Rheumatoid arthritis (generic name: iguratimod) Suppresses lymphocyte proliferation, immunoglobulin production and production of inflammator cytokines. Expected to improve chronic rheumatoid arthritis.	Tab.	Toyama Chemical
TAMBOCOR (E0735) (Additional indication)	Dec-04	Paroxysmal Atrial Fibrillation/Flutter The compound has already been approved as a treatment for ventricular tachyarrythmias in Japan and filed for the treatment of sporadic atrial fibrillation/flutter.	Tab.	3M

2-2. Phase III

(Product) Name (Research Code)	Expected Application	Description	Form.	Origin
PARIET E3810 (Additional indication)	FY2004	Eradication of *H. pylori* in combination with antibiotics Currently indicated for the treatment of peptic ulcers in Japan. E3810 is now in phase III trials for the eradication of *H. pylori* in combination with antibiotics.	Tab.	In-house
PARIET E3810 (Additional indication)	FY2005	Symptomatic GERD Currently indicated for the treatment of peptic ulcers in Japan. E3810 is now in phase III trials for the treatment of symptomatic GERD.	Tab.	In-house
KES524	FY2007	Obesity/Central Acting Serotonin & Noradrenaline Reuptake Inhibitor (generic name: sibutramine) Inhibits the reuptake of the cerebral neurotransmitters, noradrenaline and serotonin, enhancing the feeling of satiety and energy consumption resulting in loss of body weight. Phase III clinical trials in progress.	Cap.	Abbott

2-3. Phase II

(Product) Name (Research Code)	Description	Form.	Origin
E3620	Gastrointestinal motility disorders/5-HT_3 Receptor Antagonist/ 5-HT_4 Receptor Agonist The compound has dual action as a serotonin type 3 receptor antagonist and a serotonin type 4 receptor agonist and is under development for gastrointestinal motility disorders. It is expected to improve sensation of fullness and anorexia associated with chronic gastritis and to improve bowel function and abdominal pain associated with irritable bowel syndrome.	Tab.	In-house
CLEACTOR E6010 (Additional indication)	Cerebral Embolism A novel second generation t-PA with a structure modified by utilizing recombinant DNA techniques. E6010 is under development to become the first t-PA for the treatment of cerebral embolism in Japan.	Inj.	In-house
ARICEPT E2020 (Additional indication)	Severe Dementia due to Alzheimer's disease Currently indicated for the treatment of mild to moderate dementia of the Alzheimer's type. Now in phase II trials for the treatment of severe dementia.	Tab.	In-house
D2E7	Rheumatoid Arthritis/Human Anti TNF-alfa Monoclonal Antibody By blocking the activity of Tumor Necrosis Factor- alpha (TNF-alfa) which plays a central role in inflammation in rheumatoid arthritis (RA), D2E7 is expected to be effective in patients with RA.	Inj.	Abbott
E7210	Ultrasonic Contrast Medium Microbubbles of E7210 reflect ultrasound. Microbubbles are stable, thereby stable imaging is expected.	Inj.	Bracco
E2014	Cervical Dystonia/Botulinum Toxin Type B Botulinum toxin acts on cholinergic nerve ending synapses and inhibits the release of acetylcholine to relax muscles.	Inj.	Solstice Neuro-Science
E0167	Recurrence of Hepatocellular Carcinoma Vitamin K_2 (menatetorenone) currently indicated for the treatment of osteoporosis. Phase II trials have been initiated for the prevention of recurrence of hepatocellular carcinoma.	Cap.	In-house

VIII. Major Events

Date		Description
Feb 2, 2005	News Release	Notice concerning revision of forecast year end dividend for fiscal year period (93rd Company fiscal year) ending March '05
Feb 2, 2005	News Release	Transfer of Marketing Rights of ACE Inhibitor *INHIBACE* from Eisai to Chugai
Jan 18, 2005	News Release	*ACIPHEX/PARIET* expanded manufacturing facility at Misato Plant
Dec 20, 2004		Eisai launches *CORETEC INJECTION SB9mg*, treatment of acute heart failure
Dec 17, 2004	News Release	Eisai receives a positive opinion for *ZONEGRAN* marketing authorization from European Committee for Medicinal Products for Human Use (CHMP)
Nov 19, 2004	News Release	Notice concerning completion of the acquisition of the Company's own shares through TosTNeT-2
Nov 15, 2004	News Release	Eisai in-licenses anti-hepatitis B agent clevudine from Bukwang Pharm (South Korea)
Oct 29, 2004	News Release	Eisai reacquires worldwide rights for a triazole-type anti-fungal agent, ravuconazole
Oct 29, 2004	News Release	Eisai announced establishment of its pharmaceutical marketing subsidiary in India
Oct 28, 2004	News Release	Eisai announced establishment of its European regional headquarters in the UK
Oct 22, 2004	News Release	Eisai receives approvals for new formulations of *ARICEPT,* orally disintegrating tablet and liquid formulation in the U.S.
Oct 1, 2004		Eisai Machinery Co., Ltd. inaugurates its business activities
Sep 17, 2004		Eisai revamped its corporate website
Aug 27, 2004	News Release	Notice concerning the revision of Eisai Co., Ltd. and consolidated subsidiaries quarterly financial report for the period ended June 30, 2004.
Aug 5, 2004	News Release	Eisai launches *SAHNE WHITE*, a medicated skin cream that provides protection against spots and produces smooth skin
Aug 3, 2004		Eisai announced the completion of new integrated pilot/production factory (PF) building
Jul 30, 2004	News Release	Eisai's German pharmaceuticals marketing subsidiary starts promotion of AstraZeneca's ENTOCORT, a locally acting glucocorticosteroid for inflammatory bowel diseases
Jul 30, 2004	News Release	Notice concerning acquisition of the Company's own shares
Jul 8, 2004	News Release	Eisai receives European Marketing Authorization for *PARIET* (rabeprazole sodium) for Zollinger-Ellison Syndrome
Jul 1, 2004		Eisai launches *Neophyllin Inj. prefilled softbag 250ml* in Japan
Jul 1, 2004	News Release	Notice concerning stock options (stock acquisition rights) including the amount paid in upon the exercise of stock options
Jun 30, 2004	News Release	Eisai launches the first treatment in Japan for apnea of prematurity low concentration aminophylline, *APNISSION Injection 15mg*
Jun 28, 2004	News Release	Eisai issues a statement regarding the AD2000 clinical trial led by the collaborative group of University of Birmingham
Jun 28, 2004	News Release	Eisai launches new formulation of *ARICEPT*, rapid disintegration tablet, in Japan
Jun 24, 2004	News Release	Notice on allotment of stock options (stock acquisition rights)
Jun 18, 2004	News Release	Sanko Junyaku Co., Ltd., subsidiary of Eisai Co., Ltd., to launch new DCP diagnostic test kit for hepatocellular Carcinoma (HCC), *LUMIPULSE PIVKA-II EISAI*
May 31, 2004	News Release	Eisai submits MAA for new formulation of *ARICEPT* (donepezil hydrochloride), liquid formulation in the European Union
May 12, 2004	News Release	Eisai launches *SACLON & SACLON Tablets* with increased ingredients for restoration of damaged stomach mucosa and acid neutralization
May 11 2004	News Release	Notice on providing stock options in the form of new stock issuance
May 11 2004	News Release	Notice concerning the spin off of the Machinery Division of Eisai Co., Ltd
May 10 2004		Eisai launches *Warfarin 0.5mg* tablet in Japan
May 7, 2004	News Release	Co-development, licensing and supply agreement for the obesity management agent KES524 amended
Apr 28, 2004		Eisai Inc. starts marketing of *Zonegran*, an epilepsy treatment agent in the US
Apr 23, 2004	News Release	ARICEPT application for vascular dementia is withdrawn in the EU
Apr 21, 2004	News Release	PARIET approved for on-demand therapy of symptomatic GORD in the EU
Apr 19, 2004	News Release	MENTEC HERB for irritation-associated fatigue and headache launched in Japan
Apr 2, 2004	News Release	Eisai's German pharmaceuticals marketing subsidiary and GlaxoSmithKline signed a promotion agreement for IMUREK, an immunosuppressant
Apr 1, 2004		Eisai Food & Chemicals Co., Ltd. started its operation